Second Act Theatrical Capital LLC (the "Company") a Delaware

Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Second Act Theatrical Capital LLC
BALANCE SHEET
As of December 31, 2024
(unaudited)

		December 31st		
		2023		**2024**
ASSETS				
Current Assets				
Cash and cash equivalents		0		115,816
Total Current Assets	$	0	$	115,816
Other Assets				
Syndication Fees		0		9,381
Total Other Assets	$	0	$	9,381
Total Assets	$	0	$	125,197
LIABILITIES AND MEMBER'S EQUITY				
Current Liabilities				
Accounts payable				
Total Current Liabilities		0		0
Long-Term Liabilities				
Loans				
Total Long-Term Liabilities		0		0
Other Liabilities				
Total Liabilities		0		0
MEMBER'S EQUITY				
Capital contributions		50,776		176,561
Retained earnings (Accumulated deficit)		(50,776)		(50,776)
Net Income		0		(588)
Total Member's Equity		0		125,197
Total Liabilities and Member's Equity		0		125,197

Second Act Theatrical Capital LLC
Income Statement
For the Period of January 1, 2024 to December 31, 2024
(unaudited)

	December 31st	
	2023	**2024**
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross profit (loss)	0	0
Operating expenses		
General and administrative	0	0
Professional fees	12,300	121
Advertising	0	0
Other General Expenses	0	588
Total operating expenses	12,300	709
Other Income		
Other income/(expense)	0	121
Total Other Income	0	121
Net Income (Loss)	$ (12,300)	$ (588)

Second Act Theatrical Capital LLC
STATEMENT OF CASH FLOWS
For the Period of January 1, 2024 to December 31, 2024
(unaudited)

Cash Flows from Operating Activities

Net Income (Loss)	$	(588)
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts payable		0
Increase (Decrease) in other assets		(9,381)
Net cash used in operating activities		(9,969)
Cash Flows from Investing Activities		
Capital expenditures		0
Net cash used in investing activities		0
Cash Flows from Financing Activities		
Capital contributions	$	125,785
Net cash provided by financing activities	$	125,785
Net change in cash and cash equivalents		115,816
Cash and cash equivalents at beginning of period		0
Cash and cash equivalents at end of period	$	115,816

Second Act Theatrical Capital LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Period of January 1, 2024 to December 31, 2024
(unaudited)

	Member Units		Member Contributions		Retained Earnings/ (Accumulated Deficit)		Total Member's Equity
Balance as of January 1, 2024	11,112	$	50,776	$	(50,776)	$	0
							0
Issuance of Member Units	0		0		0		0
Member Contributions	0		125,785		0		125,785
Net Income (Loss)	0		0		(588)		(588)
Balance as of December 31, 2024	**11,112**	$	**176,561**	$	**(51,364)**	$	**125,197**

Second Act Theatrical Capital LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Second Act Theatrical Capital LLC (the "Company") is a company organized on September 15, 2021 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.